April 24, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Re:	Ingersoll-Rand Company Limited
Registration Statement on Form S-4, Amendment No. 1
Filed April 10, 2008
File No. 333-149537

Ladies and Gentlemen:

On behalf of Ingersoll-Rand Company Limited (“Ingersoll Rand”), we hereby submit for your review Amendment No. 2 to the above-referenced Registration Statement of Ingersoll Rand (“Amendment No. 2”), originally filed with the Commission on March 4, 2008, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 2, which have been marked to show changes made to Amendment No. 1 to the Registration Statement as filed with the Commission on April 10, 2008, as well as four unmarked copies of Amendment No. 2.

Set forth below are Ingersoll Rand’s and, where applicable, Trane Inc.’s (“Trane”) responses to the comments contained in the letter of the Staff of the Commission to Ingersoll Rand, dated April 22, 2008. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2, unless otherwise noted.

Trane Public Market Analysis, page 46

1.

We note your amended disclosure on page 46 in response to prior comment 10. Please disclose the range of growth and margin profiles for the companies in the Industrial Group. If there were other industrial companies that had growth and margin profiles within each of these two ranges, please explain what in Lazard’s professional judgment and knowledge of the HVAC industry led them to conclude that the six selected companies were reasonably comparable to Trane while concluding that other industrial companies with similar growth and margin profiles

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

were not reasonably comparable. Please also expand your disclosure to explain how Lazard selected the Building Products Group.

In response to the Staff’s comment, the disclosure on page 46 has been revised to give further explanation as to how Lazard selected the companies in the Industrial Products Group and the Building Products Group. As noted in such revised disclosure, there are no US public companies directly comparable to Trane in terms of scale and business mix. The companies in the Industrial Products Group are US publicly traded companies having an enterprise value of over $5 billion that sell products and services to similar sets of customers as Trane, have a comparable revenue growth profile, and their performance is driven by similar macroeconomic and end-market dynamics as Trane. The disclosure has been further revised to clarify that revenue growth rate was not by itself determinative of a company being included in the Industrial Products Group, but the revised disclosure does indicate for informational purposes that the range of projected compounded annual revenue growth for these companies for the years 2006-2009, according to public research, was in the range of 7% to 13%. Margin profiles were also not determinative of a company being included in this group, and such figures were not included in the presentation delivered by Lazard to the Trane Board. The revised disclosure also notes that the companies in the Building Products Group are US publicly traded companies having an enterprise value of over $5 billion that sell finished goods used in residential and commercial buildings.

2.	We note your amended disclosure on pages 47 and 48 in response to prior comment 12. Your amended disclosure does not explain to investors how Lazard determined the appropriate range of EBITDA multiples to apply. In particular, please describe why Lazard applied a range closer in value to the Industrial Group’s multiple than the Building Products Group’s or Lennox International’s multiple. Similarly, please explain why Lazard applied a multiple range closer in value to the Hellman & Friedman/Goodman transaction than the Daikin/McQuay transaction. Also, please discuss how Lazard determined the appropriate size of the public market and private market ranges. If Lazard applied a different range of EBITDA multiples in any of its presentations to Trane’s board, please disclose such change(s) and explain any attending reason(s).

In response to the Staff’s comment, the disclosure on pages 47 and 48 has been revised. In both instances it is noted that the multiple ranges were determined by Lazard based on its professional judgment after reviewing the relevant multiples and considering a number of elements, whose impact are not subject to quantification or mathematical formulation. As noted in the revised disclosure, such elements include in the public market analysis the fact that the companies in the Building Products Group have more exposure to the residential end-market than Trane does and, unlike Trane, sell a portion of their products through large retailers. Lazard also considered that Lennox International has higher exposure to the residential end-markets, and derives a lesser percentage of its revenues from services than Trane. With respect to the private market analysis, Lazard considered that the JCI/York transaction was the most comparable to the Trane/Ingersoll Rand transaction in light of the product mix offered by the target company followed by the Hellman & Friedman/Goodman transaction given the recent timing of announcement of that transaction.

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

On a supplemental basis, the Staff is advised that for purposes of the preliminary public market analysis presentation dated October 4, 2007, Lazard used an EBITDA range of 9.0x-10.0x (as compared to the 8.5x-9.5x range used on December 14, 2007). The lower range used in December resulted from changes in market conditions which lowered the public trading benchmarks used as a basis for the relevant multiple ranges. The deteriorating market conditions during that period are elsewhere discussed in the Form S-4 (see “The Merger – Background of the Merger”). The inclusion of such higher range is not relevant and could be misleading to the reader given the preliminary nature of the October presentation, the deteriorating market conditions (elsewhere discussed in the document) that necessitated such revisions, and the fact that the Trane Board did not rely on such preliminary analysis in making its final determination to approve the Ingersoll Rand transaction.

Trane Private Market Analysis, page 47

3.	Please tell us why Lazard listed only two comparable transactions on page 13 of its December 14, 2007 presentation. We note that three comparable transactions are listed on page 9.

As noted in the response to comment 2 and the accompanying revised disclosure, Lazard considered that the JCI/York transaction was the most comparable to the Trane/Ingersoll Rand transaction in light of the product mix offered by the target company followed by the Hellman & Friedman/Goodman transaction given the recent timing of announcement of that transaction.

Other Trane Analyses, page 48

4.	We note your amended disclosure in response to prior comment 14. Please explain whether, and if so how, Lazard conveyed to Trane’s board that the analyses described on pages 48-49 were not relied upon by Lazard in determining the fairness of the merger consideration.

Page 3 of the presentation delivered by Lazard on December 14, 2007 to the Trane Board summarized the various analyses performed by Lazard with respect to Trane. In such summary page, the Present Value of Future Stock Prices and Present Value of Analyst Price Target Ranges analyses appeared below a dotted line, which conveys their non-reliance for purposes of the fairness determination. Lazard’s reliance on the analyses appearing above such dotted line was also conveyed during the December 14, 2007 Board presentation.

Merger Consideration, page 70

5.	We note your statements in response to prior comments 22 and 23. Under the scenario you have detailed in response to prior comment 23, you state that you would have an additional 214,971 shares to issue without triggering the need for a shareholder vote. In light of this statement, please tell us what circumstances might require you to substitute share consideration for up to $1.00 in cash consideration.

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

Absent a breach of the merger agreement by either Ingersoll Rand or Trane, Ingersoll Rand does not anticipate a scenario in which it would need to substitute cash consideration for share consideration in order to avoid triggering a vote of the shareholders of Ingersoll Rand. Specifically, the requirement to substitute cash consideration for share consideration would only arise if Ingersoll Rand were to reduce the number of its outstanding Class A common shares by repurchasing shares, which (subject to certain limited exceptions) would be a breach of Section 4.01(b)(iii) of the merger agreement, or if there were additional shares of Trane common stock outstanding immediately prior to completion of the merger either as a result of Trane issuing additional shares of its common stock in breach (subject to certain limited exceptions) of Sections 4.01(a)(i), (ii) or (x) of the merger agreement or an inaccuracy in the capitalization representation made by Trane in Section 3.01(c) of the merger agreement. Ingersoll Rand does not have any reason to believe that any such breach has been or will be committed.

Ingersoll Rand and Trane included the ability to substitute up to $1.00 in cash consideration for stock consideration in order to minimize the conditions to closing, including ensuring that the vote of Ingersoll Rand shareholders would not be a condition to completion of the merger even if there were immaterial changes to the number of outstanding Ingersoll Rand common shares and shares of Trane common stock between the signing of the merger agreement and completion of the merger.

6.	Please disclose your response to prior comment 24 in your Questions and Answers about the Merger and the Special Meeting section.

In response to the Staff’s comment, additional disclosure has been added on page 2 of Amendment No. 2.

Exhibit 5

7.	Please obtain an opinion of counsel that specifically refers to the registration by its file number.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 2.

8.

We note your response to prior comment 38. We disagree with your response indicating that Conyers Dill & Pearman’s exclusion of exhibits and other attachments from its definition of “Registration Statement” provides a more precise description of the scope of its review. For example, the second paragraph of the opinion references Conyers Dill & Pearman’s review of your “memorandum of association and bye-laws” without specifically identifying such documents as those documents filed as exhibits to the registration statement. In addition, we disagree that a reference to Conyers Dill & Pearman’s review of “such other documents” while specifically excluding the exhibits and annexes to the registration statement, including the merger agreement filed as exhibit 2.1 to the registration statement,

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

provides a sufficient description of the scope of your counsel’s review. Please obtain an opinion of counsel that removes such exclusion.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 2.

9.	We note your response to prior comment 39 indicating that clause (b) of the third paragraph refers to a draft version of the registration statement. It is inappropriate for parties relying on this opinion to bear the risk of such assumption. Please obtain an opinion of counsel that removes such assumption.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 2.

10.	We disagree with your response to prior comment 40, and we reissue the comment.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 2.

11.	We reissue prior comment 41 which asked for your analysis of how the law of another jurisdiction could affect the opinion required in Exhibit 5.1.

In response to the Staff’s comment, the opinion of counsel has been revised. Please see Exhibit 5.1 of Amendment No. 2.

Ingersoll Rand Form 10-K for the Fiscal Year ended December 31, 2007

Note 20 Commitments and Contingencies, page 104

Asbestos Matters, page 105

12.	Please refer to prior comment 43. We note that the asbestos liabilities relates entirely to Ingersoll-Dresser Pump which was sold on August 8, 2000. We also note that paragraph 44 of SFAS 144 calls for the disclosure of the nature and amount of any resolved contingencies that are retained by the seller. Please revise future filings to clearly disclose that the asbestos liabilities adjustment was related to the previously sold Ingersoll-Dresser Pump business and the charge is included in discontinued operations.

Ingersoll Rand will update its disclosure in future filings to disclose that its asbestos liabilities relate to previously divested businesses and the expense is included in discontinued operations. Additionally, Ingersoll Rand will disclose that substantially all of the asbestos liability relates to the Ingersoll Dresser Pump business that was sold in 2000.

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

13.	We note that you increased the asset for asbestos-related insurance recoveries by $89 million during the fourth quarter of 2007 bringing the total asset to $250 million. An asset related to insurance recovery should be recognized only when realization of the claim for recovery is deemed probable. If the claim is subject to dispute, a rebuttable presumption exists that realization of the claim is not probable. Please discuss how you determined that these recoveries were considered probable, as defined by paragraph 3 of SFAS 5. Furthermore, please clarify for us whether any of these recoveries are the subject of litigation and how that litigation impacted your assessment of collection from the insurance carriers. Refer to paragraph 140 and 141 of SOP 96-1 or other applicable literature as appropriate.

Ingersoll Rand believes it currently has in place valid and legally enforceable insurance contracts which support its $250 million asset recorded at December 31, 2007. In addition, only $2 million of the $250 million asbestos-related insurance recovery assets is currently the subject of litigation. Ingersoll Rand does not believe any potential loss associated with an unfavorable outcome of claims currently in litigation would be material.

During 1992, Ingersoll Rand negotiated a cost sharing arrangement with its primary insurance companies with which it has policies. The cost sharing arrangement specifies how claims will be allocated by year. Ingersoll Rand monitors its insurance coverage by year and carrier and periodically reviews the current financial stability of the related insurance carrier from which collection will be obtained. In general, Ingersoll Rand records an asset for its asbestos-related insurance recoveries for only those insurance carriers that are Investment Grade. Any potential asset associated with carriers that are below Investment Grade are not recognized on the balance sheet as management can not demonstrate collectability is probable.

Additionally, we supplementally advise the Staff that Ingersoll Rand has a past history of collecting on insurance contracts associated with asbestos-related matters, and has received in excess of $200 million from its carriers over the last fifteen years. Furthermore, Ingersoll Rand has not historically incurred material losses upon settlement of matters which have been the subject of litigation involving its asbestos related insurance contracts.

Accordingly, Ingersoll Rand believes it is probable that it will realize its recorded asset associated with asbestos-related insurance recoveries in accordance with SOP 96-1 – Environmental Remediation Liabilities and paragraph 3 of SFAS 5 – Accounting for Contingencies.

The $89 million increase in Ingersoll Rand’s asset recorded in the fourth quarter of 2007 is directly attributable to the corresponding $538 million dollar increase in its asbestos liability, and represents the amount of additional insurance proceeds that Ingersoll Rand believes it will recover from its carriers. The recoverability of the additional $89 million of asset recorded in the fourth quarter of 2007 is assessed in the same manner as described above.

Trane Inc. Form 10-K for the Fiscal Year ended December 31, 2007

Note 15. Warranties, Guarantees, Commitments and Contingencies, page 78

Litigation, page 79

14.	Please refer to prior comment 45. We note from your response that under the provisions of the indemnification agreement you may become liable for a portion of

Securities and Exchange Commission

Attention: Mr. Perry Hindin, Esq.

the European Commission fine. Please revise future filings to specifically clarify the liability related to the appeal rights.

In response to the Staff’s comment, Trane advises the Staff that it will include the requested disclosure in its future filings.

*****

Please note that Ingersoll Rand has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Mario Ponce (212-455-3442) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Mario Ponce
Mario Ponce

cc:	Patricia Nachtigal, Esq.
Ingersoll-Rand Company Limited

Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Joseph McCann
Securities and Exchange Commission

Angela Crane
Securities and Exchange Commission

Kevin Kuhar
Securities and Exchange Commission